Exhibit 99.1

News Release

Babylon Holdings Limited Announces Completion of Exchange Offer and Consent Solicitation and Notice to Exercise Right to Exchange Remaining Outstanding Warrants

Austin, Texas & LONDON, UK – June 23, 2022 -- (BUSINESS WIRE) -- Babylon Holdings Limited (NYSE: BBLN) (“Babylon” or the “Company”) today announced the completion of its previously announced exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which warrants trade on the New York Stock Exchange the (“NYSE”) under the symbol “BBLN.W” (the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Company issued 3,949,471 Class A ordinary shares in exchange for the warrants tendered in the Offer.

The Company also entered into the related amendment to the warrant agreement governing the warrants (the “Warrant Amendment”) and announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered warrants at an exchange ratio of 0.2655 Class A ordinary shares for each warrant. The Company will fix the date for such exchange as July 8, 2022.

As a result of the completion of the Exchange Offer and the upcoming exchange for the remaining untendered warrants, no warrants will remain outstanding. Accordingly, the public warrants have been suspended from trading on the NYSE and will be delisted. The Class A ordinary shares will continue to be listed and trade on the NYSE under the symbol BBLN.

The Company engaged BofA Securities, Inc. as the Dealer Manager for the Offer and Consent Solicitation. D.F. King & Co., Inc. served as the Information Agent for the Offer and Consent Solicitation, and Computershare Trust Company, N.A. served as the Exchange Agent.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, and is also not a solicitation of the related consents. The Exchange Offer and Consent Solicitation were made only pursuant to the terms and conditions of the Prospectus/Offer to Exchange and related letter of transmittal and consent.

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About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, and is capable of operating in 16 languages. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon managed over 440k lives globally from the start of 2022. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe in order to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions you not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

investors@babylonhealth.com